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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

Vestin Group, Inc.

(Name of Issuer)

Vestin Group, Inc.

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(CUSIP Number)

John Alderfer
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Ira Levine, Esq.
Levine, Garfinkle & Katz
3441 S. Eastern Avenue, Suite 600
Las Vegas, Nevada 89109
(702) 735-0451

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (17 CFR 240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	$1,360,832.25	Amount of filing fee**	$160.17

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $160.17

Form or Registration No.: Schedule TO

Filing Party: Michael V. Shustek

Date Filed: April 5, 2005

*	Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.0001, of Vestin Group, Inc., not beneficially owned by Mr. Shustek. Calculated by multiplying $2.85, the per share tender offer price, by 477,485, the number of currently outstanding shares of common stock of Vestin Group, Inc. not beneficially owned by Mr. Shustek.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the U.S. Securities and Exchange Commission on December 9, 2004, by multiplying the transaction valuation by 0.01177%.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Amendment No. 1 amends and supplements the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed by Vestin Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 5, 2005. The Schedule 13E-3 relates to the offer by Michael V. Shustek, the majority stockholder, Chairman, Chief Executive Officer and President of the Company, to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005, and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the “Schedule TO”), filed by Mr. Shustek with the SEC on April 5, 2005.

Item 16. Exhibits

     Item 16 is amended and supplemented by adding the following:

EXHIBIT	DESCRIPTION
(a)(5)(B)	Press release issued by Vestin Group, Inc. on April 6, 2005.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VESTIN GROUP, INC.
/s/ JOHN ALDERFER
Name:	John Alderfer
Title:	Chief Financial Officer

Date: April 6, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(B)	Press release issued by Vestin Group, Inc. on April 6, 2005.